November 25, 2019

Robert Malasek
Chief Financial Officer
AXIM Biotechnologies, Inc.
45 Rockefeller Plaza
20th Floor, Suite 83
New York, NY 10111

       Re: AXIM Biotechnologies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed April 8, 2019
           File No. 000-54296

Dear Mr. Malasek:

        We have reviewed your October 29, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 23, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 15. Exhibits, Financial Statement Schedules, page 20

1. We note your response to our prior comment. Please also confirm that you will file your
      May 11, 2015 license agreement with related party CanChew
Biotechnologies, LLC, as an
      exhibit or provide your analysis demonstrating why you do not consider this agreement to be a material contract under Regulation S-K, Rule 601(b)(10).
 Robert Malasek
AXIM Biotechnologies, Inc.
November 25, 2019
Page 2

       You may contact Rolf Sundwall at 202-551-3105 or Kevin Vaughn at 202-551-3494 if
you have any questions.



FirstName LastNameRobert Malasek                       Sincerely,
Comapany NameAXIM Biotechnologies, Inc.
                                                       Division of Corporation
Finance
November 25, 2019 Page 2                               Office of Life Sciences
FirstName LastName